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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                              Heidbreder, Warren W.
--------------------------------------------------------------------------------
       (Last)                       (First)                    (Middle)

                              Bandag, Incorporated
                             2905 North Highway 61
--------------------------------------------------------------------------------
                                    (Street)

                            Muscatine, IA 52761-5886
--------------------------------------------------------------------------------
       (City)                       (State)                     (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                       Bandag, Incorporated (BDG and BDGA)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

                                February 25, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

         Vice President, Chief Financial Officer and Corporate Secretary
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

====================================================================================================================================
                                     Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                        or Beneficially Owned
====================================================================================================================================
                                                                                                 5.             6.
                                             2A.                    4.                           Amount of      Owner-
                                    2.       Deemed                 Securities Acquired (A) or   Securities     ship
                                    Trans-   Execution 3.           Disposed of (D)              Beneficially   Form:     7.
                                    action   Date, if  Transaction  (Instr. 3, 4 and 5)          Owned Follow-  Direct    Nature of
                                    Date     any       Code         ---------------------------  ing Reported   (D) or    Indirect
1.                                  (Month/  (Month/   (Instr. 8)                (A)             Transaction(s) Indirect  Beneficial
Title of Security                   Day/     Day/      ------------    Amount    or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                          Year)    Year)      Code    V                (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (1)(2)
Common Stock, $1.00 Par Value                                                                     4,856.0557    D
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                            (1)(2)(3)
$1.00 Par Value                     2/25/03            A               4,197     A               20,376.8741   D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).


Persons who respond to the collection of information contained in this form are not required to respond                       (Over)
unless the form displays a currently valid OMB control number.                                                       SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                                     10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of Deriv-  Form
              2.                                 5.                                                      ative      of
              Conver-                            Number of                     7.                        Secur-     Deriv-  11.
              sion                               Derivative                    Title and Amount          ities      ative   Nature
              or               3A.               Securities  6.                of Underlying     8.      Benefi-    Secur-  of
              Exer-            Deemed   4.       Acquired    Date              Securities        Price   cially     ity:    In-
              cise     3.      Execu-   Trans-   (A) or      Exercisable and   (Instr. 3 and 4)  of      Owned      Direct  direct
              Price    Trans-  tion     action   Disposed    Expiration Date   ----------------  Deriv-  Following  (D) or  Bene-
1.            of       action  Date,    Code     of(D)       (Month/Day/Year)           Amount   ative   Reported   In-     ficial
Title of      Deriv-   Date    if any   (Instr.  (Instr. 3,  ----------------           or       Secur-  Trans-     direct  Owner-
Derivative    ative    (Month/ (Month/  8)       4 and 5)    Date     Expira-           Number   ity     action(s)  (I)     ship
Security      Secur-   Day/    Day/     ------   ----------  Exer-    tion              of       (Instr  (Instr     (Instr  (Instr
(Instr. 3)    ity      Year)   Year)    Code V    (A)   (D)  cisable  Date      Title   Shares   5)      4)         4)      4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           By Profit
Stock                                                                          Common     (5)              (5)             Sharing
Fund Unit                                                      (4)      (4)    Stock    149.0630         149.0630    I     Plan
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Class A                                     By Profit
Stock                                                                          Common     (5)              (5)             Sharing
Fund Unit                                                      (4)      (4)    Stock    172.8700         172.8700    I     Plan
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       33.875                                           (6)    2/08/09  Stock     9,000            9,000      D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       21.09375                                         (7)    3/07/10  Stock    17,600           17,600      D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       24.35                                            (8)    3/13/11  Stock    19,300           19,300      D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       32.53                                            (9)    3/12/12  Stock    15,500           15,500      D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       27.6750  2/25/03          A        22,400        (10)   2/25/13  Stock    22,400           22,400      D
====================================================================================================================================
Explanation of Responses:
(1)  Column 5 of Table I includes 36.1661 shares of Common Stock and 144.1847 shares of Class A Common Stock acquired through automatic reinvestment of dividends under the Bandag, Incorporated Dividend Reinvestment and Optional Cash Purchase Plan
     ("DRP") since December 31, 2002.
(2)  Warren W. Heidbreder participates in the Bandag, Incorporated Restricted Stock Grant Plan ("Plan"). Column 5 of Table I
     includes 1,270 shares of Common Stock and 1,270 shares of Class A Common Stock held by Mr. Heidbreder under the Plan. The shares are restricted for 7 years when granted and are held by a Trustee for the benefit of Mr. Heidbreder.
(3)  Warren W. Heidbreder participates in the Bandag, Incorporated Stock Award Plan ("Stock Award Plan"). Column 5 of table I includes 10,126 shares of Class A Common Stock held by Mr. Heidbreder under the Stock Award Plan. The shares are restricted for
     3 years when granted and are held by a Trustee for the benefit of Mr. Heidbreder.
(4)  Represents stock fund units under the Bandag Salaried Profit Sharing, Retirement and Savings Plan ("Profit Sharing Plan"),
     including 2 shares of Common Stock and 2 shares of Class A Common Stock acquired during February 2003. Distributions will be made upon the earliest to occur of termination of employment, death or retirement, subject to limited exceptions.
(5)  The number of underlying securities is based on the number of stock fund units, the value of these units and the Company's
     Common and Class A Common Stock market values as of January 31, 2003. The actual number of shares issuable upon the distribution date is not determinable since the stock fund is a unitized account consisting of Company stock and other investments.
(6)  Options for 9,000 shares of Class A Common Stock with 20% vesting (1,800 shares) on each of February 8, 2000, 2001, 2002, 2003,
     2004.
(7)  Options for 17,600 shares of Class A Common Stock with 20% vesting (3,520 shares) on each of March 7, 2001, 2002, 2003, 2004,
     2005.
(8)  Options for 19,300 shares of Class A Common Stock with 20% vesting (3,860 shares) on each of March 13, 2002, 2003, 2004, 2005,
     2006.
(9)  Options for 15,500 shares of Class A Common Stock with 25% vesting (3,875 shares) on each of March 12, 2003, 2004, 2005, 2006
(10) Options for 22,400 shares of Class A Common Stock with 25% vesting (5,600 shares) on each of February 25, 2004, 2005, 2006,
     2007.

**  Intentional misstatements or omissions of facts constitute Federal
    Criminal Violations.                                                          /s/ Warren W. Heidbreder                 2/25/03
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                     -------------------------------------   ----------
                                                                                  ** Signature of Reporting Person           Date
Note:  File three copies of this Form, one of which must be manually signed.      Warren W. Heidbreder
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2